UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 99TH MEETING OF THE AUDIT AND CONTROL COMMITTEE OF TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 16, 2017

1.    DATE, TIME AND PLACE: On February 16, 2017, at 2:00 p.m., at the headquarters of Telefônica Brasil S.A. ("Company") located at Avenida Engenheiro Luiz Carlos Berrini, 1376, Cidade Monções neighborhood, in the City of São Paulo, State of São Paulo.

2.    CALL AND ATTENDANCE: A call was made, and all members of the Audit and Control Committee (“Committee”) of the Company were present: Luis Francisco Javier Bastida Ibargüen, Chairman of the Committee, Antonio Gonçalves de Oliveira, Member of the Board of Directors, and Narcís Serra Serra, Member of the Board of Directors. The following persons also attended the Meeting, the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; The Director of Intervention, Inspection and Internal Corporate Audit, Mr. Juan Diaz Carmona; The Director of Internal Audit, Mr. Roberto Tezzon; The Intervention Director, Ms. Ana Maria Cerna Bustamante; The Director of Accounting, Mr. João Orlando Lima Carneiro; the Accountant of the Company, Mr. Carlos Cesar Mazur; The Director of Investor Relations, Mr. Luis Carlos da Costa Plaster; The Director of Finance and Collection, Mr. Rodrigo Rossi Monari; The Secretary General and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira; a Chief Compliance Officer, Ms. Roberta Corbetta Pegas; the Director of Corporate and Business Affairs, Mrs. Carolina Simões Cardoso, as Secretary of the Meeting, in addition to the representatives of Ernst & Young Auditores Independentes, Messrs. Ezequiel Rodríguez Padilla and Luis Monti, the latter by audioconference from Madrid, Spain, and the presenters individually named in each of the themes below, whose participation was restricted to the time of appreciation of the same themes.

3.    PRESIDING BOARD: Luis Francisco Javier Bastida Ibargüen – Chairman of the Meeting; and Carolina Simões Cardoso – Secretary of the Meeting.

4.    EXPOSITIONS AND RESOLUTIONS: Having examined and debated the matters on the Agenda, the members of the Committee who attended the Meeting deliberated as described below:

(i) Consideration of the Financial Statements, together with the Opinion from the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2016 (“Financial Statements”): The Director of Accounting Mr. João Orlando Lima Carneiro, together with the Company’s Accountant Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended December 31, 2016, answering questions related to the financial statements, especially the balance sheet, income statement and business combinations. Afterwards, the Director of Investor Relations, Mr. Luis Carlos Plaster and the Investor Relations Manager Ms. Maria Tereza Ali Pelicano presented the highlights of the Management Report. Representatives of the independent auditors, Ernst & Young Terco Auditores Independentes, Messrs. Luis Monti, Ezequiel Rodrigues and Cassio Barbosa, having been asked by the Chairman of the Audit Committee, said they had no reservations regarding the Financial Statements. It was clarified that the Financial Statements would be submitted to the Fiscal Board and to the Board of Directors at meetings to be held on February 17, 2017. The members of the Committee, having analyzed the information and the comments from the external and internal auditors, issued a favorable opinion without reservation, which was filed at the Company’s headquarters as an Annex to these minutes, recommending to the Board of Directors the approval of these documents.

Extract from the Minutes of the 99th Meeting of the Audit and Control Committee Pg. 1/3

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ  02.558.157/0001-62 - NIRE  35.3.0015881-4

(ii) Consideration of the Proposal for Capital Budget for the fiscal year ending on December 31, 2017 and proposal for allocation of net income for the year ended December 31, 2016: The Director of Finance and Collection, Mr. Rodrigo Rossi Monari, presented the report on the execution of the capital budget for the fiscal year of 2016, as well as the Proposal for Capital Budget for the fiscal year ending December 31, 2017. He also presented the proposal for allocation of net income related to the fiscal year ended December 31, 2016. He explained that such information would be submitted to the Fiscal Board and to the Board of Directors at meetings to be held on February 17, 2017. The members of the Committee, having examined such information, issued a favorable opinion without reservations, which was filed at the Company’s headquarters as an Annex to these minutes, and agreed to recommend to the Board of Directors the approval of the document.

5.    CLOSING: Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. São Paulo, February 16, 2017. (signatures) Luis Francisco Javier Bastida Ibargüen – Committee Chairman; Antonio Gonçalves Oliveira – Member of the Board of Directors; Narcís Serra Serra – Member of the Board of Directors; Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 99th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 16, 2017, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

Excerpt from the Minutes of the 99th Meeting of the Board of Directors Pg. 2/2

ANNEX

OPINION OF THE AUDIT AND CONTROL COMMITTEE

The members of the Audit and Control Committee of Telefônica Brasil S.A. ("Company"), in the exercise of their duties and legal responsibilities, examined and analyzed the Company's Financial Statements, accompanied by the Independent Auditors’ Report and the Annual Report of the Management, related to the fiscal year ended December 31, 2016 ("Annual Financial Statements for 2016"), as well as the Proposal for Capital Budget for the fiscal year of 2017 and the Proposal for Income Allocation for the fiscal year of 2016 and, considering the information provided by the Board of Executive Officers of the Company and by Ernst & Young Auditores Independentes SS, unanimously approve such documents, as they adequately reflect the Company's equity and financial position in all material respects, and recommend approval of the documents by the Company's Board of Directors and its forwarding to the Company's Ordinary and Extraordinary Shareholders' Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, February 16, 2017

Luis Francisco Javier Bastida Ibargüen

Chairman of the Audit and Control Committee

Antonio Gonçalves de Oliveira

Member of the Audit and Control Committee

Narcís Serra Serra

Member of the Audit and Control Committee

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director